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 .                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number: 333-63643
                                                                     ----------

                           NOTIFICATION OF LATE FILING

          (Check One): [X] Form 10-K [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q

[ ] Form N-SAR

          For Period Ended: December 31, 2000
                           ----------------------------------------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

          For Transition Period Ended:

                           ----------------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Classic Cable, Inc.
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Former name, if applicable

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Address of principal executive office (Street and number)
6151 Paluxy Road
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City, state and zip code:  Tyler, Texas 75703
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        { (a)   The reasons described in reasonable detail in Part III of this
        {       form could not be eliminated without unreasonable effort or
        {       expense;
        { (b)   The subject annual report, semi-annual report, transition report
        {       on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will
        {       be filed on or before the 15th calendar day following the
        {       prescribed due date; or the subject quarterly report or
        {       transition report on Form 10-Q, or portion thereof will be filed
  [X]   {       on or before the fifth calendar day  following the prescribed
        {       due date; and
        { (c)   The accountant's statement or other exhibit required by
        {       Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Classic Cable, Inc. (the "Company") is currently negotiating with its senior lending group to amend its senior credit agreement. The Company expects the amendment to materially affect the financial statement disclosures and liquidity and capital resources discussions required in its Annual Report on Form 10-K and the report of its independent auditors. Thus, neither the filing nor the report will be completed in their final form until such amendment is obtained. While there can be no assurance that the Company will successfully complete this amendment process within 15 days of the prescribed filing date, the Company expects to file its Annual Report on Form 10-K within 15 days of the prescribed filing date. The Company's inability to obtain the amendment prior to the date hereof could not have been eliminated without unreasonable effort or expense.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Peter C. Krupp               (312)                    407-0700
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            (Name)                 (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes   [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X]  Yes   [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations in 2000 were significantly different than its results of operations in 1999 as a result of fluctuations in its operations and the acquisition of Star Cable Associates in February 2000 and the Company's acquisition of Buford Group, Inc. in July 1999. The Company's revenue increased $67.9 million or 59% in 2000 over 1999, and its operating expenses increased $75.3 million or 60% over the same period. As a result of fluctuations in the Company's operations and the refinancing of debt, the Company's net loss of $51.4 million in 2000 was an increase of $15.3 million over the net loss of $36.1 million in 1999.




                              Classic Cable, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 2, 2001              By   /s/  Jimmie Taylor
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                                              Jimmie Taylor
                                              Chief Financial Officer



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